

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 6, 2007

Mr. Don Patterson
Principal Financial and Accounting Officer
Dairy Fresh Farms Inc.
413 Churchill Avenue
N. Ottawa
Ontario CANADA K1Z 5C7

> **Re:** **Dairy Fresh Farms Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed May 26, 2006**
> **File No. 0-52160**

Dear Mr. Patterson:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief